UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Eneti Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y2294C107

(CUSIP Number)

Hiroshi Tachigami General Manager Marubeni Corporation 4-2 Ohtemachi 1-chome, Chiyoda-Ku Tokyo, 100-8088, Japan +81-3-3282-9779	Masayuki Sugiyama General Manager Mitsui O.S.K. Lines, Ltd. 1-1 Toranomon 2-chome, Minato-ku Tokyo 105-8688, Japan +81-3-3587-7406

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 26, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2294C107	13D	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marubeni Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,102,578
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,102,578
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,102,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The calculation of this percentage is based on an aggregate 38,446,394 Common Shares outstanding as of September 15, 2022.

CUSIP No. Y2294C107	13D	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Japan Offshore Wind Power LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,102,578
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,102,578
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,102,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The calculation of this percentage is based on an aggregate 38,446,394 Common Shares outstanding as of September 15, 2022.

CUSIP No. Y2294C107	13D	Page 4 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mitsui O.S.K. Lines, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 410,258
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 410,258
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The calculation of this percentage is based on an aggregate 38,446,394 Common Shares outstanding as of September 15, 2022.

CUSIP No. Y2294C107	13D	Page 5 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MOL Offshore Energy Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 410,258
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 410,258
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The calculation of this percentage is based on an aggregate 38,446,394 Common Shares outstanding as of September 15, 2022.

This Amendment No. 4 to the Schedule 13D (this “Amendment No. 4”) relates to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2021 (the “Initial 13D” and, as amended on November 12, 2021 by that certain Amendment No. 1 to the Schedule 13D, as further amended on May 16, 2022 by that certain Amendment No. 2 to the Schedule 13D, and on July 5, 2022 by that certain Amendment No. 3 to the Schedule 13D, and as amended and supplemented through the date of this Amendment No. 4, the “Schedule 13D”) by the Reporting Persons, relating to the common shares, par value $0.01 per share (the “Common Shares”), of Eneti Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Initial 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Initial 13D.

As a result of the termination of the Shareholders’ Agreement, the Marubeni Reporting Persons (as defined in Item 5 below) and the MOL Reporting Persons (as defined in Item 5 below) ceased to be a “group” (for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended). Accordingly, this Amendment No. 4 constitutes an exit filing for the MOL Reporting Persons.

This Amendment No. 4 amends Items 4, 5 and 6 as set forth below:

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraph:

“On September 26, 2022, Hiroshi Tachigami resigned from his position as a Class A Director, effective as of the same date.

As further described in Item 6 below, on September 26, 2022, Marubeni, MOL, SSH and the Company reached a mutual agreement whereby Marubeni’s and MOL’s participation in the Shareholders’ Agreement was terminated. Accordingly, the Marubeni Reporting Persons and the MOL Reporting Persons ceased to be a “group” (for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended). The termination of the Joint Filing Agreement is deemed to be effective immediately after the filing of this Amendment No. 4.”

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety, as follows:

(a)

The calculation of percentages is based on an aggregate 38,446,394 Common Shares outstanding as of September 15, 2022.

As a result of the 3,150,000 Common Shares issued by the Company to Marubeni Offshore at Completion the 252,578 Common Shares issued by the Company to Marubeni Offshore on November 11, 2021, the 700,000 Class A Preferred Shares converted to Common Shares on a one-to-one basis, as well as the transfer of Marubeni Offshore’s Common Shares to JOWP, which are more fully described in Item 6, Marubeni and JOWP (together, the “Marubeni Reporting Persons”) may be deemed to beneficially own in the aggregate 4,102,578 Common Shares, representing 10.6% of the Common Shares outstanding.

As a result of the 385,000 Common Shares issued by the Company to MOL Offshore at Completion and the 25,258 Common Shares issued by the Company to MOL Offshore on November 11, 2021, MOL and MOL Offshore (together, the “MOL Reporting Persons”) beneficially own in the aggregate 410,258 Common Shares, representing 1.1% of the Common Shares outstanding.

As further described in Item 6 below, as of September 26, 2022, the Marubeni Reporting Persons and the MOL Reporting Persons ceased to be a “group” (for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) and terminated their Joint Filing Agreement with respect to the Common Stock.

Page 6 of 8 Pages

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons set forth on Schedule A hereto, beneficially owns any Common Shares or has the right to acquire any Common Shares.

(b)

Marubeni and JOWP share the power to vote or to direct the vote of 4,102,578 Common Shares, and share the power to dispose or to direct the disposition of 4,102,578 Common Shares.

MOL and MOL Offshore share the power to vote or to direct the vote of 410,258 Common Shares, and share the power to dispose or to direct the disposition of 410,258 Common Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons set forth on Schedule A to the Schedule 13D and incorporated herein by reference, has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares which it may be deemed to beneficially own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The section titled Shareholders’ Agreement of Item 6 of the Schedule 13D is hereby supplemented by adding the following paragraph:

“On September 26, 2022, Marubeni, MOL, SSH and the Company reached a mutual agreement whereby Marubeni’s and MOL’s participation in the Shareholders’ Agreement was terminated, including Marubeni’s right to designate one nominee for appointment or election to the Board of Directors of the Company, and Marubeni and MOL are no longer subject to the voting obligations under the Shareholders’ Agreement. In connection with the termination, Hiroshi Tachigami resigned from his position as a Class A Director, effective as of the same date.”

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2022

MARUBENI CORPORATION

By:	/s/ Hiroshi Tachigami
Name:	Hiroshi Tachigami
Title:	General Manager, Off-Shore Wind & Domestic Renewable Energy Dept.

JAPAN OFFSHORE WIND POWER LLC

By:	/s/ Hiroshi Tachigami
Name:	Hiroshi Tachigami
Title:	Director

MITSUI O.S.K. LINES, LTD.

By:	/s/ Masayuki Sugiyama
Name:	Masayuki Sugiyama
Title:	General Manager, Wind Power Project Units

MOL OFFSHORE ENERGY LIMITED

By:	/s/ Masayuki Sugiyama
Name:	Masayuki Sugiyama
Title:	Director

[Signature Page to Amendment No. 4 to Schedule 13D]